SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AIRGAS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

009363102
(CUSIP Number)

Eton Park Capital Management, L.P. 399 Park Ave, 10th Floor New York, NY 10022 Attention: Marcy Engel, Esq. (212) 756-5300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009363102	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,104,970 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,104,970 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,104,970 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.50%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 009363102	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,909,230 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,909,230 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,909,230 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.65%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 009363102	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,104,970 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,104,970 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,104,970 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.50%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 009363102	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,014,200 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,014,200 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,014,200 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.15%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 009363102	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,014,200 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,014,200 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,014,200 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.15%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 009363102	SCHEDULE 13D	Page 7 of 12 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on May 28, 2010 (the “Original Schedule 13D” and the Original Schedule 13D as amended hereby, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Airgas, Inc, a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Items 4, 5 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

       The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company.  The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.  On February 5, 2010, Air Products and Chemicals, Inc. ("Air Products") issued a press release announcing its offer to acquire the Company (the “Proposed Acquisition”) by way of a tender offer.  As a result, under the interpretations of the Securities and Exchange Commission, the acquisition of the Shares reported herein is being reported on Schedule 13D.

       On December 13, 2010, the Reporting Persons sent the Company's Board of Directors a letter expressing their view that, in light of the $70 per share offer by Air Products to acquire the Company, which Air Products characterized as its “best and final” offer, the Company’s Board of Directors should now either allow shareholders, most of whom are sophisticated institutions, to accept Air Products’ revised offer or establish a clearly defined process designed to achieve greater value through an alternative control transaction.  This summary of the letter is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference into this Item 4.

       Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.  The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person’s investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company. Depending on various factors, including, without limitation, the terms of the Proposed Acquisition and any other offers or developments related thereto, the outcome of any discussions referenced above, the Company's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

A.  Eton Park Fund, L.P.

(a)	As of the date hereof, EP Fund may be deemed the beneficial owner of 2,104,970 Shares.

Percentage: Approximately 2.50% as of the date hereof.  The percentages used herein and in the rest of the Schedule 13D are calculated based upon 84,074,344 Shares outstanding, which reflects the number of Shares outstanding, as of November 3, 2010, as reported in the Company's Quarterly Report on Form 10-Q filed on November 5, 2010.

(b)           1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,104,970 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:  2,104,970 Shares

CUSIP No. 009363102	SCHEDULE 13D	Page 8 of 12 Pages

(c)	EP Fund did not enter into any transactions in the Shares within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

B.  Eton Park Master Fund, Ltd.

(a)	As of the date hereof, EP Master Fund may be deemed the beneficial owner of 3,909,230 Shares.

Percentage: Approximately 4.65% as of the date hereof.

(b)           1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,909,230 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:  3,909,230 Shares

(c)	EP Master Fund did not enter into any transactions in the Shares within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

C.  Eton Park Associates, L.P.

(a)	As of the date hereof, EP Associates as the general partner of EP Fund may be deemed the beneficial owner of the 2,104,970 Shares held by EP Fund.

Percentage: Approximately 2.50% as of the date hereof.

(b)           1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,104,970 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:  2,104,970 Shares

(c)	EP Associates did not enter into any transactions in the Shares within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

CUSIP No. 009363102	SCHEDULE 13D	Page 9 of 12 Pages

D.  Eton Park Capital Management, L.P.

(a)
As of the date hereof, EP Management, (i) as the investment manager of EP Fund may be deemed the beneficial owner of the 2,104,970 Shares held by EP Fund and (ii) as the investment manager of EP Master Fund may be deemed the beneficial owner of the 3,909,230 Shares held by EP Master Fund for a total of 6,014,200 Shares.

Percentage: Approximately 7.15% as of the date hereof.

(b)           1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,014,200  Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:  6,014,200 Shares

(c)	EP Management did not enter into any transactions in the Shares within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

E.  Eric M. Mindich

(a)
As of the date hereof, Mr. Mindich, (i) as the managing member of Eton Park Associates, L.L.C., the general partner of EP Associates, may be deemed the beneficial owner of the 2,104,970 Shares held by EP Fund and (ii) as the managing member of Eton Park Capital Management, L.L.C., the general partner of EP Management, may be deemed the beneficial owner of the 2,104,970 Shares held by EP Fund and the 3,909,230 Shares held by EP Master Fund for a total of 6,014,200 Shares.

Percentage: Approximately 7.15% as of the date hereof.

(b)           1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,014,200 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:  6,014,200 Shares

(c)	Mr. Mindich did not enter into any transactions in the Shares within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

CUSIP No. 009363102	SCHEDULE 13D	Page 10 of 12 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 3: Letter to the Company's Board of Directors dated December 13, 2010.

CUSIP No. 009363102	SCHEDULE 13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2010

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Fund, L.P. and Eton Park Master Fund, Ltd.

By:	/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated August 17, 2007 attached hereto as Exhibit 2.

CUSIP No. 009363102	SCHEDULE 13D	Page 12 of 12 Pages

Exhibit 3

ETON
PARK

December 13, 2010

The Board of Directors
Airgas, Inc.
259 North Radnor-Chester Rd. , Suite 100
Radnor, PA 19087-5283

To The Board of Directors of Airgas, Inc.:

As you know, funds managed by Eton Park Capital Management own more than 6 million shares, or approximately 7.15% of the outstanding shares, of Airgas, Inc. We write to express our views to the Board of Directors with respect to Air Products and Chemicals, Inc.’s $70 per share offer to acquire Airgas.

Until now, we have refrained from public comment on either Air Products’ efforts to acquire Airgas or on Airgas’ efforts to defend against the bid.  We generally do not oppose poison pills or staggered boards and believe that the Airgas board to date has served its shareholders well. Airgas’ defense has forced Air Products to raise its bid several times. But now, circumstances have changed.  Air Products has raised its offer to $70 a share and stated that the offer is best and final. In our view, the $70 per share bid is fair, represents an appropriate price for control of Airgas and, accordingly, presents an opportunity and not a threat to Airgas or its shareholders.

We believe the Airgas board should now either allow shareholders to accept Air Products’ revised offer or establish a clearly defined process designed to achieve greater value through an alternative control transaction.

Sincerely,

/s/ Isaac Corre
Isaac Corre
Senior Managing Director

Eton Park Capital Management, L.P.
399 Park Avenue, 10th Floor, New York, New York 10022 Tel: 212 756-5300 Fax: 646 521-6360